EXHIBIT 14
Alion Code of
Ethics,
Conduct,
and Responsibility
(Second Edition)

September 2004

Dear Employee Owner:
Alion Science and Technology Corporation is publishing this Second Edition of the Code of Ethics, Conduct, and Responsibility to document our commitment to the highest standards of integrity and business ethics. As employee-owners of Alion, each of us will share both the benefits and the responsibilities of integrating and maintaining this commitment as a cultural value of the company.
This edition is consistent with our revised Alion Ethics Compliance Program, and will help you recognize and properly respond to situations that may arise in the performance of your job. It is important that you read this booklet and keep it for future reference.
Alion has built its business on the basis of trust, confidence and an outstanding reputation for ethical conduct and fair dealing. Ethical behavior, like job performance, requires that expectations be defined and achieved. This Code and the Alion Ethics Compliance Program define these expectations, but it is up to each of us to achieve and maintain them. I expect each of you to ensure that your jobs are performed in full compliance with this Program and that free and open communication prevails at all times. If you believe that any violation of the Program or applicable law exists, the Program provides for multiple mechanisms for you to communicate your concerns.
Our dedication to the highest standards of ethical conduct goes beyond written words. I ask each employee to affirm our common commitment to ethical behavior and excellence in the performance of each aspect of his or her responsibilities.
Sincerely,
Bahman Atefi
Chairman and CEO

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TABLE OF CONTENTS

INTRODUCTION	1

COMPLIANCE WITH LAWS AND REGULATIONS	2

GENERAL MATTERS APPLICABLE TO GOVERNMENT CONTRACTS	2

PROTECTING SHAREHOLDER VALUE AND COMPLIANCE WITH APPLICABLE SECURITIES LAWS	3

INTEGRITY IN SCIENTIFIC RESEARCH	4

CONFLICTS OF INTEREST AND OUTSIDE ACTIVITIES	4

DISCRIMINATION AND HARASSMENT, INCLUDING SEXUAL HARASSMENT	5

EMPLOYMENT OF CURRENT AND FORMER GOVERNMENT EMPLOYEES	6

GRATUITIES, BRIBES AND KICKBACKS	6

GOVERNMENT PROPRIETARY AND SOURCE SELECTION INFORMATION	7

GOVERNMENT AND COMPANY INVESTIGATIONS	7

POLITICAL ACTIVITIES	8

OFFICE AUTOMATION AND INFORMATION SYSTEMS	8

PROTECTION OF CONFIDENTIAL AND/OR	9

PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY	9

SECURITY OF U.S. GOVERNMENT CLASSIFIED INFORMATION	10

TIME REPORTING AND COST CHARGING	10

DEALING WITH COMPETITORS	11

DOING BUSINESS OVERSEAS	11

VIOLATIONS	12

SUMMATION	12

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ALION CODE OF ETHICS, CONDUCT, AND RESPONSIBILITY
INTRODUCTION
     The purpose of the Alion Code of Ethics, Conduct, and Responsibility (the “Code”) is to state the principles of business ethics and conduct that Alion requires all of its employees to follow in dealings on behalf of Alion with the government, the general public, customers, suppliers, competitors, and fellow employees, and to outline the requirements of the Alion Ethics Compliance Program (the “Program”). All officers and managers are responsible for making this Code known and regularly stressing its importance to employees over whom they have supervision.
     All Alion employees are obligated to immediately report any violation or apparent violation of this Code or the Program. The Program provides various mechanisms for such reporting to the employee’s direct supervisor, Group Manager, Group Compliance Officer, or directly to the Alion Corporate Office, to the Corporate Compliance Officer, the Law Department or the Human Resources Department. Employees may also call the Alion Hotline at 1-888-230-5459 or 1-703-269-3487.
     For a list of Company contacts referred to in this document, please see the Ethics Contact List.
     Alion will investigate all incidents reported to the Company to the fullest extent possible, and will take any appropriate action to address the situation.
     Violations of this Code by any employee may result in disciplinary action up to and including discharge from employment. Alion may apply such disciplinary measures to any employee who directs or approves of prohibited activities, or who has knowledge of them and does not move promptly to correct and report them. Additional criminal or civil penalties may apply for violation of a federal, state, or municipal regulation governing activities outlined in this Code.
     For additional information regarding implementation of the Program, consult the Company’s policy and procedure entitled Ethics Compliance Program. For further information regarding Group Compliance Officer duties, consult the Company’s policy and procedure entitled Group Compliance Officer Guide.
     For additional information regarding particular ethics-related subjects, consult other policies and procedures referenced in the Program. These policies and procedures can be found on the Alion Intraweb. Employees are responsible for being familiar with and complying with these policies and procedures.

COMPLIANCE WITH LAWS AND REGULATIONS
     Alion shall conduct its business activities in compliance with all applicable laws, regulations, and judicial decrees of the United States (federal, state, and local) and of other countries where Alion transacts business. No employee may take any action on behalf of Alion that the employee knows, or reasonably should know, would violate any law or regulation.
     In addition to literal compliance with legal requirements, each employee must adhere to the overriding moral and ethical standards of fair dealing in the conduct of business. Alion’s interests are not served by unethical practices and activities even in the absence of a technical violation of law. When no legal requirement applies directly to a questionable situation, employees shall conduct Alion business in a manner protective of Alion’s tradition of integrity and ethical conduct.
GENERAL MATTERS APPLICABLE TO GOVERNMENT CONTRACTS
     In general, the Company will always deal honestly and fairly with all government customers, as well as with other contractors, teaming partners, subcontractors, suppliers and consultants supporting our government business. When making government proposals and negotiating contracts, Alion will always be accurate, current, and complete in all of its representations. In conducting business with government agencies, the Company is required to abide by certain special contract and procurement regulations and rules designed to protect the public interest and integrity of the governmental procurement processes.
     In addition, the submission to a government customer of a proposal, price quotation, claim or other information that is knowingly false, incomplete or misleading can result in civil or criminal liability for both the Company and individual employees involved in the submission. The penalties for such practices include suspension of a contract, debarment, imprisonment and/or fines. The Company is obligated to and shall disclose, when required to do so, current, accurate and complete cost and pricing data. Generally, cost and pricing data includes historical price and cost information plus information related to supplier quotations, cost trends, management decisions or other factors that may potentially affect costs.
     Employees involved in contract management and cost and pricing activities must also review and verify any required subcontractor cost and pricing data that will be used as the basis for a cost proposal. When such cost and pricing data are not required to be submitted, or when such data are not reasonably available, employees should ensure that any costs or prices quoted are fair, reasonable and consistent with commercial practices and Alion policies and procedures.
     In addition, the Company will perform services that comply with all contractual requirements and the Company’s high quality standards. Alion strives to deliver services that: (a) are performed by an individual with the appropriate level of expertise as required by the contract; (b) meet contract specifications; and (c) accurately comply with applicable performance standards.

     Government contracts frequently impose high-level quality requirements for critical and complex items. Management is responsible for identifying such requirements and communicating them to all employees assigned to the project. Where a contract specifies use of particular components, equipment, materials or processes, such specifications will be followed. Substitution of other components, or changes in the scope of work in a contract, is permitted only upon receipt of a written contract modification signed by the authorized government official, or as otherwise permitted by the contract. In such cases, employees should consult with the appropriate Group Contracts Manager or the Corporate Director of Contracts for guidance.
PROTECTING SHAREHOLDER VALUE AND COMPLIANCE WITH APPLICABLE SECURITIES LAWS
(See Policy Nos. TA1.01, TA3.02 and TA11.01)
     Alion is a 100 percent employee-owned company under an Employee Stock Option Plan (“ESOP”). Although Alion’s stock is not publicly traded, due to the application of certain statutory and regulatory requirements, Alion is required to publicly disclose and file with the U.S. Securities and Exchange Commission (“SEC”) certain financial and other business information as if it were a publicly traded company. Accordingly, all Alion employees must comply with applicable state and federal securities laws, SEC regulations and other regulations governing ESOPs.
     Proper Accounting: In order to assure corporate integrity for its shareholders and to preserve and enhance shareholder value, the Company will aggressively pursue growth and earnings objectives, while keeping ethical and legal standards at the forefront of all activities. This includes absolute reliability and accuracy of books and records, and honesty in disclosures and providing information. The books of account, financial statements, and records of the Company are intended to reflect accurately and fairly, in reasonable detail, the Company’s operations and financial position and the underlying transactions and any disposition of assets. The books, statements and records should be maintained in accordance with established financial and accounting policies issued by the Company and with accepted accounting principles, and in accordance with SEC requirements. All invoices submitted to the government for payment must be reviewed carefully for accuracy. If there is doubt as to whether a particular cost is allowable, it should not appear on the invoice. An employee’s approval of an invoice means that the employee has certified that the amounts claimed are proper. Submission of inflated claims could lead to liability for the Company and the employee who approves the claim.
     Recording and Reporting Information: Information that is the basis for recording transactions or measuring the Company’s performance and results should be recorded and reported accurately and honestly. No employee shall falsify, forge, or record inaccurate or misleading information on these or any other documents. Dishonest reporting, either inside or outside the Company, is strictly prohibited. This includes misreporting information or organizing it in a way that is intended to mislead or to misinform those who receive it.
     Disclosure Obligations and Procedures: The Company’s policy is to release data of public importance at the earliest appropriate time consistent with the need to both maintain confidentiality of information before final decisions are made and to avoid endangering the Company’s business through disclosure of information potentially advantageous to competitors.
     Discussing Company Affairs: Information about the Company, particularly financial information not yet disclosed, should not be disclosed to persons outside the Company, unless the information has been made public or unless disclosing the information is part of your job and in accordance with applicable securities laws and regulations. Confidential Company business should not be discussed in public places or in places where visitors are likely to be present, such as lobbies, elevators and cafeterias.
INTEGRITY IN SCIENTIFIC RESEARCH
(See Policy No. EC1.01)
     Consistent with our commitment to excellence, Alion fosters a research environment that expects ethical conduct in research from all employees. Alion expects all staff scientists and engineers to understand and follow applicable ethical codes and standards relating to scientific research. Alion will not tolerate scientific misconduct of any kind, and will investigate any allegation of misconduct using the Alion policy and procedures for Investigating and Reporting Scientific Misconduct.
     “Misconduct” or “Misconduct in Science” in this sense means fabrication, falsification, deception, plagiarism, or other practices that seriously deviate from those that are commonly accepted within the scientific community for proposing, conducting, or reporting research. It may also be a material failure to comply with institutional assurances of research integrity and applicable laws. The term does not include honest error or honest differences in interpretations or judgments of data.
CONFLICTS OF INTEREST AND OUTSIDE ACTIVITIES
(See Policy No. EC1.01)
     Employees may not engage in any outside interest, activity, or investment which, in the opinion of Alion, may reflect against Alion or conflict with its best interests. For purposes of this guideline, an activity, interest, or investment of the employee may include the activities, interests, and investments of an employee’s family.
     Any outside interest, activity, or investment fully disclosed to Alion and approved, either at the time of initial employment or subsequent thereto, may continue in the manner approved until and unless Alion advises the employee to the contrary. Employees who have questions about the propriety of any of their outside interests, activities, or investments may obtain a clarification by submitting a written request to their Group Manager.
     Each case has circumstances peculiar to itself; therefore, it is not feasible to classify all possibilities. The following guidelines assist in interpreting and administering this policy:
•	With prior approval of the Group Manager, an employee may serve as a lecturer or instructor in a school. With the prior approval of the Group Manager, Sector Manager and the Chief Executive Officer, an employee may participate in government and professional society advisory committees. Unless otherwise approved in writing by the Chief Executive Officer, Alion shall be entitled to any fees, honoraria, compensation, reimbursed expenses, or per diem received by the employee.

•	No approvals are required for participation in religious, educational, professional, or charitable organizations that are not-for-profit, do not require substantial time commitments, and have no present or anticipated conflict of interest with Alion.

•	Serving in the capacity of director or officer of an outside for-profit organization requires approval of the Chief Executive Officer.

•	Employees appointed by the Chief Executive Officer may serve as a director, officer, or in another management capacity of Alion-controlled entities and Alion affiliates.

•	Accepting sales commissions, professional fees, or other forms of remuneration from outside Alion in connection with, or resulting from, duties or responsibilities as an employee of Alion is prohibited.

•	Directly or indirectly engaging in, or holding financial interests in a business enterprise that competes with, or is a customer, or does a material part of its own business with Alion is prohibited. However, an employee may own securities of enterprises that are listed or traded through any registered or licensed broker in a recognized over-the-counter market, provided such ownership does not give the employee any significant measure of control or influence, he/she is not a principal, and such securities are not acquired or disposed in a violation of the “insider information” rules or other applicable laws. Employees must realize that these rules and laws may change and evolve; they must ensure that their conduct meets currently applicable standards.

•	Employees are prohibited from using for personal, financial, or business gain a customer’s or Alion’s privileged or confidential information that has not been made available to the public. Written approval from the Group Manager, Sector Manager and the Chief Executive Officer is needed if the employee has a compensated or uncompensated employment relationship besides Alion other than those as noted above.
DISCRIMINATION AND HARASSMENT, INCLUDING SEXUAL HARASSMENT
(See Policy No. HR1.02)
     Alion is committed to providing equal opportunity in employment to all employees and applicants for employment. No person shall be discriminated against in employment because of race, religion, color, sex, age, national origin, disability, or military status.
     Alion promotes a productive work environment and will not tolerate verbal or physical conduct that creates an intimidating, offensive, or hostile environment. No form of harassment will be tolerated including harassment for race, national origin, religion, disability, pregnancy, age, military status, or sex. Special attention should be paid to the prohibition of sexual harassment.
     Any employee who engages in acts that constitute discrimination and/or harassment will be disciplined in a manner appropriate to the offense up to and including discharge from employment.
     Each manager has a responsibility to keep the workplace free of any form of discrimination and/or harassment, and in particular, sexual harassment. No supervisor or manager is to threaten or insinuate, either explicitly or implicitly, that an employee’s refusal or willingness to submit to sexual advances will affect the employee’s terms or conditions of employment.
     Any employee who believes that a supervisor’s, manager’s, other employee’s, or non-employee’s actions or words constitute unwelcome harassment has a responsibility to report or complain about the situation as soon as possible to the employee’s supervisor or manager; or to the Human Resources Director or senior management if the complaint involves the supervisor or manager. Any employee who believes they have suffered from discrimination should report their concern to their supervisor or manager, senior management, or the Human Resources Director.
EMPLOYMENT OF CURRENT AND FORMER GOVERNMENT EMPLOYEES
(See Policy No. EC1.08)
     Federal laws and regulations govern the employment of current or former U.S. government employees (military or civilian), either directly or as consultants. These requirements also regulate the circumstances under which Alion may engage in pre-employment discussions. If a current government employee seeks employment with Alion during an ongoing procurement, employees must notify their supervisors immediately to initiate review of the situation in accordance with federal procurement integrity requirements.
     Before initiating any action to discuss employment by Alion of current or former government employees, employees must consult with the Law Department or Director of Human Resources. In the event that a former government employee becomes a consultant or employee of Alion, Alion will observe all applicable post-employment requirements.
GRATUITIES, BRIBES AND KICKBACKS
(See Policy No. EC1.04)
     No employee shall make, receive, or cause to be made or received any improper payment or inducement that may be described as a bribe, kickback, or fee in connection with a business activity, to or from any actual or potential Alion customer, supplier or government official.
     For government contracts, the Anti-Kickback Act of 1986 prohibits subcontractors and contractors from providing, attempting to provide offering, soliciting, accepting, or attempting to accept any kickbacks. The Act stipulates criminal and civil penalties for both the company and the responsible employee for violation of the law.

     Federal government departments and agencies are subject to procurement integrity laws and other regulations concerning acceptance by their employees of entertainment, meals, gifts, or anything of value from firms and persons with whom the departments and agencies do business. Employees may not give, or offer to give, government employees or their families any prohibited entertainment, meal, gift, or item of value, other than nominally valued items. While entertaining private clients, employees may not incur any extravagant or any unreasonable expenses.
     This Code does not prevent employees from socially entertaining business acquaintances. It should be clear, however, that Alion does not consider the entertainment of government employees to be related to the business activities of Alion. No expenditure for such social entertainment is permitted.
     Employees are prohibited from soliciting or accepting salaries, fees, commissions, or any other types of compensation, rebates, or rewards from contractors, suppliers, customers, consultants, subcontractors, or any other persons, firms, or organizations that do business with Alion. Employees may not accept from business associates of Alion, for themselves or their families, gifts, transportation, entertainment, or other non-monetary favors or gratuities that exceed customary courtesies extended in accordance with accepted ethical business practices. Employees are obligated to refuse any gift or entertainment that creates obligations or influences a business decision, or even appears to do so. Furthermore, employees may not grant to business associates of Alion any gifts, transportation, entertainment, or other non-monetary favors or gratuities that exceed customary courtesies extended in accordance with accepted ethical business practices.
GOVERNMENT PROPRIETARY AND SOURCE SELECTION INFORMATION
(See Policy No. EC1.04)
     Employees shall not obtain, or ask to obtain, directly or indirectly, from any government employee or other third parties, any information believed to contain proprietary or source selection information not belonging to the Company, except where permitted by law or express agreement. Examples include information contained in a competitor’s bid or proposal, cost or pricing data, or other information submitted to the government or contemplated for submission to the government and designated as proprietary in accordance with law or regulation.
GOVERNMENT AND COMPANY INVESTIGATIONS
(See Policy Nos. EC1.03 and EC1.06)
     As a U.S. government contractor, the Company is subject to an array of laws and regulations governing its business activities. In some circumstances, a government agency may initiate an investigation or review the Company’s activities or the activities of an employee. In such investigations, the Company will comply with all applicable laws, regulations and contractual requirements, and will cooperate fully with appropriate investigating agency officials. In addition, the Company has developed certain procedures in the event a government official contacts an employee, requests information from an employee or the Company and/or seeks to interview any employee in connection with an investigation that may involve possible violations of law.
     In the event of such investigations, the Company will often conduct its own internal investigation in cooperation with any government review. The Company also maintains a policy of voluntary disclosure to appropriate government agencies with regard to any suspected violation of laws involving the Company or any of its employees.
POLITICAL ACTIVITIES
(See Policy No. EC1.01)
     Alion encourages employees to endorse, advocate, contribute to, or otherwise support any political party or candidate, or engage in any political activity. Employees may not, however, engage in any such activities during normal work time or on Alion premises. In any public political statement, references to an employee’s affiliation with Alion or any of its activities should be avoided; in any personal political activity, it must be clear that the employee is acting personally and not on behalf of Alion. In addition, federal and local laws govern contributions made to political candidates. No illegal political contributions may be made by an employee either in an individual capacity or on behalf of Alion. Employees may contribute personally to the candidates and parties of their choice, but will not be compensated or reimbursed in any way for such personal contributions. For purposes of this section, the term “contributions” includes the use of Alion facilities and employee time in connection with an election for public office. Thus, before making such use of Alion resources, the employee must obtain approval from the Law Department.
     In addition, federal and state laws govern the activities of government lobbyists. All such activities on behalf of Alion shall be coordinated with the Director of Business Development.
OFFICE AUTOMATION AND INFORMATION SYSTEMS
(See Policy Nos. IT1.01 and IT1.04)
     With the increasing dependence on office automation and information equipment in the workplace, employees have access to a wide variety of information media, including computer hardware and software, telephones, internet access, photocopiers, and facsimile equipment. Alion limits the use by employees of all office automation and information systems, whether company-owned or customer-owned, to company business. In keeping with this limitation, all information stored or transmitted with the use of computer-based and voice-based information systems owned or otherwise used by Alion shall remain the sole property of Alion. Alion reserves the right to access and audit all such information systems at any time.
     No employee may use office automation and information systems to display, store, or transmit any information that others may construe as harassment or disparagement on the basis of race, national origin, sex, sexual orientation, age, disability, or religious or political beliefs.

PROTECTION OF CONFIDENTIAL AND/OR
PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY
(See Policy No. EC1.07)
     All employees are responsible for ensuring the proper protection of all Alion confidential and/or proprietary information and capital assets including intellectual property. This responsibility is not limited to Alion facilities, but extends to the reasonable protection of all assets used by Alion in the performance of its mission. This responsibility also extends to all confidential and/or proprietary information and intellectual property produced by and/or communicated to employees as a result of employment at Alion. In accordance with Alion’s Employee Intellectual Property Agreement, Alion retains all rights, title, and interest to all inventions, software, and other intellectual property that result from or are suggested by work performed by employees for Alion or use of Alion resources.
     Each Alion employee shall: (a) treat all confidential and/or proprietary information in a secret and confidential manner, take all responsible steps to maintain such secrecy, and comply with all applicable procedures established by Alion with respect to maintaining the secrecy and confidentiality of confidential and/or proprietary information; (b) use confidential and/or proprietary information only as necessary and proper in the performance of his or her duties as an employee of Alion; and (c) not directly or indirectly, without the written consent of Alion, reproduce, copy, disseminate, publish, disclose, provide or otherwise make available to any person, firm, corporation, agency or other entity, any confidential and/or proprietary information. Under no circumstances shall an employee use, directly or indirectly any such confidential and/or proprietary information for any purpose other than for Alion’s sole benefit. All employees shall, upon termination of employment with Alion, deliver all confidential and/or proprietary information in their possession to Alion.
     In addition to the obligations with respect to Alion confidential and/or proprietary information, Alion must protect and hold in confidence confidential and/or proprietary and business-sensitive information given to it by industrial corporations or individuals with whom it does business. Employees must report their possession of such information to the Group Manager, and shall take all actions necessary to protect such third party information from unauthorized disclosure.
     For purposes of this Code and the employee obligations contained herein, “confidential and/or proprietary information” means all information originated by or peculiarly within the knowledge of Alion or a third party that is not generally available to others. This information may be in any form, including without limitation, oral and written communication, computer software, facsimiles, electronic mail, and all other mechanical, digital, electrical or technological transcriptions or reproductions, all tangible items such as samples, prototypes and demonstration models. For example, confidential and/or proprietary information may include technical, financial, marketing and other business information that, if made available to our competitors or the public, would be advantageous to our competitors or detrimental to Alion or its customers.

     In dealing with equipment that is government property; specific regulations govern its use, possession, transfer and disposal. In general, Alion may use government property only for its original acquisition project, unless Alion receives government approval for other uses. Similarly, Alion shall use the property and equipment of a private customer only for the furtherance of that individual customer’s business.
     All employees who deal with foreign contracts or the export of goods and/or services to foreign countries should familiarize themselves with U.S. export regulations that govern the transfer of technology. These laws prohibit the transfer of certain types of unclassified technology with military or space applications to foreign sources and/or non-resident aliens.
SECURITY OF U.S. GOVERNMENT CLASSIFIED INFORMATION
(See Policy No. EC1.05)
     All employees have an obligation to comply with the government regulations and laws that protect our nation’s defense secrets and to prevent any unauthorized access to or dissemination of sensitive information.
     Employees who have a valid security clearance and require access to specific classified information must handle such information, in whatever form it exists, strictly in accordance with the procedures set forth by the appropriate governmental agency for safeguarding classified information. Such procedures normally encompass activities such as storage, reproduction, review, shipping and destruction of classified information.
     Employees shall not seek access to, accept, or retain any classified materials for which they have no need to know, or which they are not otherwise entitled to possess. Employees with questions relative to the security of U.S. government classified information should contact the Alion Corporate Facility Security Officer.
TIME REPORTING AND COST CHARGING
(See Policy No. TA4.03)
     All employees must complete timesheets accurately and on time. Timesheets must report the number of hours worked and the proper distribution of the time against appropriate cost objectives represented by project and overhead ventures. Employees can ensure accuracy in time reporting through a familiarity with Alion’s accounting procedures and cognizance of the absolute necessity of charging a cost objective only for the work performed on that objective. Each employee shall complete an original timesheet (using either the paper or electronic time reports) on a daily basis.
     In addition to Alion’s insistence on accurate time reporting for labor charges, it is essential that employees properly document and allocate any cost charged to a customer. These costs might include but are not limited to, travel expenses, storeroom withdrawals, purchases, use of equipment charges, etc. Improper charging or allocation of time or any other cost may constitute a violation of civil or criminal statutes and regulations.

DEALING WITH COMPETITORS
(See Policy No. EC1.01)
     The Company prohibits unfair methods of competition and unfair or deceptive acts or practices in the conduct of its business affairs. In situations where Alion is considering the possibility of teaming with a company or organization to respond to a particular opportunity, the company or organization will, in most cases, not be considered a competitor with respect to that particular opportunity for purposes of this section. However, the same company or organization with which Alion is teaming on a specific opportunity may be competing against Alion on other opportunities. In those situations, that company would be considered a competitor to which the requirements of this section would apply. Since teaming arrangements with competitors may raise antitrust issues, care must be taken to avoid such issues prior to entering into a teaming arrangement with any of the Company’s competitors. In addition, employees are prohibited by law and Company policy from entering into any agreement or understanding with a competitor regarding prices. This includes any agreement or understanding that affects prices or any other conditions of sale.
DOING BUSINESS OVERSEAS
(See Policy No. AD7.01)
     Alion’s international scope is expanding and employees must be mindful of both the U.S. laws and the laws and customs of the host country in which Alion has business activities. Although a survey of host country laws is beyond the scope of this Code, the following U.S. laws applicable to business activities overseas are noted:
•	Foreign Corrupt Practices Act (“FCPA”)

•	Antiboycott Laws

•	Embargo Regulations

•	Export/Import Laws and Regulations
Foreign Corrupt Practices Act (“FCPA”): The FCPA has two principal components that:
•	Prohibit the making of bribes, kickbacks, or other forms of corrupt, illegal or improper payments to government officials for the purpose of obtaining or retaining business.

•	Require that the financial books, records and accounts of the Company are accurate, current and complete in all respects, and that the Company has a system of internal accounting controls to ensure accurate books, records and accounts.
Antiboycott Laws: The Antiboycott Law prohibit U.S. persons and companies from taking actions or entering into agreements that have the effect of furthering the Arab Boycott of Israel, or any other boycott of a country friendly to the United States.
Embargo Regulations: The Embargo Regulations prohibit U.S. persons and companies from participating in virtually all types of transactions with specified embargoed countries, including exports, imports, consulting services, financing or guarantees, insurance transactions, and transportation and travel to and from the countries.

The Export/Import Laws and Regulations (EAR): The Export/Import Laws and Regulations were created to:
•	Prohibit the export and re-export of certain U.S. origin products and control the export of certain products or technical data.
•	Require the use of an export license or license exception to export outside the U.S., certain controlled products or technical data specifically identified by United States Government regulations.
     Violations of these laws and regulations can result in very severe fines to Alion and its employees, and can result in imprisonment for up to ten years.
VIOLATIONS
(See Policy No. HR2.08)
     Employees should report promptly any violations of this Code, its implementing policies and procedures, or other violations of the law, in accordance with the Alion policy entitled Ethics Compliance. No form of reprisal will be taken against any employee for reporting in good faith actual or suspected violations of the Code, and reports will be treated confidentially to the extent practicable. All reported violations will be promptly investigated in accordance with applicable Alion policies and procedures. It is imperative that reporting persons not conduct their own preliminary investigations. Employees are expected to cooperate fully with such investigations and to provide all information that they possess regarding such violations, whether or not they consider it relevant. Failure to cooperate fully in a forthright manner with any such investigation is grounds for severe disciplinary action up to and including termination.
     Any employee involved in a violation of the Code may be subject to disciplinary action, up to and including termination from employment, as well as civil and criminal penalties.
SUMMATION
     The success of Alion’s Ethics Compliance Program depends on the support and cooperation of all employees. If you have questions relative to the conduct or laws summarized in this Code, you should contact your supervisor or manager, or anyone else on the Ethics Contact List. By keeping these broad lines of communication open and by conducting ourselves responsibly and ethically, we will ensure the continuance of our reputation as a preeminent supplier of technology services and products to both the government and industry.
     This Code may be changed at any time with or without notice. Adherence to this Code and the Program constitutes a term of employment, but the Code shall not otherwise alter the employment relationship of any employee or limit the right of either Alion or any employee to terminate that employment relationship with or without notice and with or without cause.